Exhibit 99.1

TIAN RUIXIANG Holdings Ltd to Acquire Ucare Inc. in US$150 Million All-Stock Deal, Advancing In-Hospital Health Insurance Strategy

BEIJING, May 30, 2025 (GLOBE NEWSWIRE) -- TIAN RUIXIANG Holdings Ltd (Nasdaq: TIRX) (the "Company" or “TRX”), a China-based insurance broker, today announced plans to acquire 100% of issued and outstanding shares of Ucare Inc. (“Ucare”), the sole operator of China’s only cloud-based AI-driven hospital and health insurance risk management platform, in an all-share deal valued at US$150 million. This strategic move aims to unlock new growth opportunities in the health insurance segment.

The Company and its wholly-owned subsidiary, VitaCare Limited (“VitaCare”) have entered into a share exchange agreement (the “Agreement”) with certain shareholders (the “Sellers”) of Ucare and other parties. Under the Agreement, the Sellers will receive 101,486,575 newly-issued class A ordinary shares (“Shares”) of TRX, each with a par value of US$0.025. The number of Shares is calculated based on the weighted average closing price of TRX’s Class A ordinary shares over the three months preceding the Agreement, at a per-share price of US$1.478. The Shares will represent approximately 91.75% of the Company’s total issued and outstanding Class A ordinary shares and approximately 13.70% of its total voting power upon closing, which is subject to customary conditions.

Ucare develops innovative healthcare solutions that enable providers, payers, and institutions to reduce fraud, abuse, waste, and administrative costs. Powered by the largest hospital database, Ucare's cloud-based generative AI platform continuously refines disease models by integrating real-world data, the latest medical guidelines, and real-time intelligence. Ucare's vision is to ease the burden on patients, expand coverage, and ultimately improve access to healthcare for everyone. It currently serves over 4,000 hospitals and has contributed an estimated US$6.82 billion reduction in avoidable healthcare expenditures as of December 2024. For the fiscal year ended October 31, 2024, Ucare reported a net profit of US$0.6 million on revenues of US$5.4 million, marking a substantial recovery from a net loss of US$4.2 million in the prior year.

This acquisition comes at a time when China’s health insurance market is rapidly expanding to complement national health coverage reforms. By integrating Ucare’s AI-driven data analytics, institutional channels, and clinical treatment guidance tools, TRX aims to build differentiated health insurance products, strengthen their distribution within hospital systems, and accelerate its transition into a data-powered, platform-based insurance service provider.

The transaction is expected to close on or about July 2025.  Shares issued to the Sellers will be held in escrow and released based on Ucare achieving a cumulative revenue target of at least RMB150 million over the three years following closing. Post-transaction, Ucare will operate as a wholly-owned subsidiary of VitaCare. Key Ucare management, including Chief Executive Officer Mr. Wei Zhu, will remain in their roles to drive continuity and growth.

Mr. Wei Zhu, Chief Executive Officer of Ucare, stated, “We are excited to join forces with TRX in a transaction that validates our mission and achievements. Over the years, we’ve built China’s leading hospital management platform, powered by proprietary AI algorithms and a deep understanding of healthcare system dynamics. TRX’s platform, capital access, and industry network will empower us to scale R&D, integrate the latest generative AI into clinical pathways, and expand our offerings from medical institutions to insurance companies. This marks a pivotal moment in building a unified ecosystem that brings hospitals, insurers, and patients closer together for more efficient, transparent healthcare.”

Ms. Sheng Xu, Director, Chairwoman and Chief Executive Officer of TRX, commented, “This Agreement with Ucare represents a critical acquisition that expands our business channels by adding health insurance offerings that complement our property insurance products. With its unique positioning and first-mover advantage as the sole provider of cloud-based AI solutions for health insurance risk management, Ucare gives us privileged access to healthcare data, decision-makers, and patient journeys. This will significantly enhance our ability to design tailored insurance products，recommend solutions, streamline claims and diversify revenues. We view Ucare not only as a growth engine but as a strategic hub that bridges insurance services with healthcare delivery—an integration we believe will define the next decade of our industry.”

About TIAN RUIXIANG Holdings Ltd

TIAN RUIXIANG Holdings Ltd, headquartered in Beijing, China, is an insurance broker operating in China through its China-based variable interest entity. It distributes a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as commercial property insurance, liability insurance, accidental insurance, and automobile insurance; and (2) other types of insurance, such as health insurance, life insurance, and other miscellaneous insurance.

About Ucare Inc.

Ucare Inc. develops innovative healthcare solutions that enable providers, payers, and institutions to reduce fraud, abuse, waste, and administrative costs. Powered by the largest hospital database, Ucare's cloud-based generative AI platform continuously refines disease models by integrating real-world data, the latest medical guidelines, and real-time intelligence. Ucare's vision is to ease the burden on patients, expand coverage, and ultimately improve access to healthcare for everyone.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company's registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For investor and media enquiries, please contact:

TIAN RUIXIANG Holdings Ltd
Investor Relations Department
Email: ir@tianrx.com

Water Tower Research

Feifei Shen

Email: feifei@watertowerresearch.com